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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Winmax Trading Group, Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                   974255408
                                 (CUSIP Number)

                          Brenda Lee Hamilton Esquire
                         Hamilton, Lehrer & Dargan, P.A.
                          555 S Federal Hwy, Suite 270
                            Boca Raton Florida 33432
                             561-416-8956 Telephone
                             561-416-2855 Facsimile
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 7, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule
         13G to report the  acquisition  that is the  subject of this  Schedule
         13D, and is filing this schedule because of  §§240.13d-1(e),
         240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         §240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974255408.................................

--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  David Young
--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  00-Services Rendered
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  Canada
--------------------------------------------------------------------------------

Number of                  7. Sole Voting Power.............Pre-split 1,700,000
Shares                             (Post-split 85,000 effective March 14, 2002)
                   ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............00
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power........Pre-split 1,700,000
                                   (Post-split 85,000 effective March 14, 2002)
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........00
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................
                  Pre-split  1,700,000
                  (Post-split 85,000 effective March 14 ,2002)
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                   Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  Pre-split 5.3%
                  (Post-split 5.3% effective March 14, 2002)
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN

Item 1.     Security and Issuer

Winmax Trading Group Inc.,
5920 Macleod Trail S.W. Suite 800, Calgery Alberta Canada T2HOK2

Item 2.     Identity and Background

            (a)    Name; David Young
            (b)    Residence or business address; 5920 Macleod Trail S.W.
                   Suite 800, Calgery Alberta Canada T2HOK2
            (c)    Present principal occupation or employment and the name,
                   principal business and address of any corporation or other organization in which such employment is conducted;
                   Director of Issuer
            (e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
                   proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or
                   mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
                   Not Applicable
            (f)    Citizenship. Canada

Item 3.     Source and Amount of Funds or Other Consideration: Services Rendered

Item 4.     Purpose of Transaction
Issuance for Services Rendered.

Item 5.     Interest in Securities of the Issuer
            (a)    State the aggregate number and percentage of the class of
                   securities identified pursuant to Item 1 -
                   Pre-split 1,700,000 - 5.3%
                   Post-split 85,000 - 5.3%
            (b)    Pre-split 1,700,000
                   Post-split 85,000
            (c)    Shares issued by Board of Directors for services rendered by
                   David Young, the Issuer's Director.

Item 7.     Material to Be Filed as Exhibits
Not Applicable

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 28, 2002

Signature David Young-Director

Name/Title